FORM 6-K

  UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

  Report of Foreign Private Issuer

  Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2006
Commission File Number 001-31880

Yamana Gold Inc. (Translation of registrant's name into English)
150 York Street Suite 1902 Toronto, Ontario M5H 3S5 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	....[ ].....	Form 40-F	....[X]....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	....[ ]....	No	....[X]....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

  Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YAMANA GOLD INC.

Date: May 30, 2006	/s/ Charles Main
Name: Charles Main
Title: CFO

NEWS RELEASE

Glencairn to Acquire Operating Mine from Yamana;
Appoints New President and CEO

Toronto, Ontario, May 30, 2006 - Glencairn Gold Corporation (“Glencairn”) (TSX:GGG; AMEX:GLE) and Yamana Gold Inc. (“Yamana”) (TSX:YRI; AMEX:AUY; LSE (AIM):YAU) are pleased to announce that Glencairn has agreed to purchase Yamana’s producing La Libertad gold mine in Nicaragua and its 60% interest in the Cerro Quema gold deposit in Panama. Glencairn is also pleased to announce the appointment of Peter Tagliamonte, P. Eng., as Glencairn’s new President and Chief Executive Officer.

Purchase of Assets
Glencairn is purchasing the two projects from Yamana for a total of 32 million common shares, 26 million of which relate to the acquisition of La Libertad and 6 million of which relate to the acquisition of the Cerro Quema interest. Glencairn and Yamana believe that in order to maximize value for Glencairn shareholders, Glencairn and the properties being acquired need to be properly capitalized. Hence, the transaction is conditional upon Glencairn completing an equity financing for minimum proceeds of C$12.5 million. Yamana has agreed to subscribe for C$2.5 million of this financing. After giving effect to the completion of the transaction (but before giving effect to the financing) Yamana would own approximately 37.8 million common shares of Glencairn representing approximately 18.4% of its shares outstanding. Yamana’s pro forma share position includes 5.8 million shares of Glencairn currently held by Yamana. Yamana will have the right to participate in future Glencairn equity financings to maintain up to its pro rata interest in Glencairn. Yamana will also have the right to appoint a representative to the Glencairn Board of Directors provided that it maintains a greater than 10% interest in the company.

“These acquisitions further solidify our position as one of the largest gold producers in Central America,” said current President and Chief Executive Officer of Glencairn, Kerry Knoll. “Further, the addition of a proven mining executive like Peter Tagliamonte will give us the horse power to realize the full potential of these new acquisitions as well as at our existing assets. After closing, Glencairn will have three producing mines and one development project within a relatively small geographical area, which will bring us obvious synergies with respect to management, purchasing, etc. The acquisitions are an important step in achieving Glencairn’s stated goal of becoming an intermediate gold producer.”

Peter Marrone, President and Chief Executive Officer of Yamana, commented on the transaction saying; “When Yamana acquired RNC Gold, the main target was the San Andrés mine in Honduras. There is significant untapped potential in the two assets that we are selling, particularly at La Libertad, but with the recent acquisition of Desert Sun we believe that Yamana’s focus should be on its larger assets. Glencairn is well suited to focus on unlocking the potential value at both La Libertad and at Cerro Quema. By creating this growth platform, we believe that Glencairn will deliver significant value to its shareholders, including Yamana. Further, with our San Andrés mine in Honduras, our Bonanza exploration properties in Nicaragua and a significant interest in Glencairn, Yamana will continue to be strategically well positioned in Central America following this transaction.”

The transaction is expected to close in late June 2006. Closing is conditional upon the execution of definitive agreements, the completion of the equity financing described above, confirmatory financial, corporate and legal due diligence, and the receipt of all requisite regulatory and third party approvals and consents. The transaction is not conditional on further technical due diligence review.

Orion Securities has acted as exclusive advisor to Glencairn on the transaction.

Glencairn will hold a conference call Tuesday morning to discuss these new developments, the details of which appear later in this release.

Appointment of New President and CEO
In another major development for Glencairn, Peter Tagliamonte has accepted the position of President and Chief Executive Officer of Glencairn. Mr. Tagliamonte was previously Vice President Operations and Chief Operating Officer of Desert Sun Mining Corp., and was responsible for developing Yamana’s recently acquired Jacobina mine in Brazil into a 4,200 tonne per day mining operation. Peter has more than 20 years of progressive managerial experience in the mining industry. He is a professional mining engineer who also has an MBA from the Richard Ivey School of Business at the University of Western Ontario, and was recognized for his work in 2005 by receiving the Mining Journal’s “Mine Manager of the Year” award.

Mr. Knoll will continue to serve on Glencairn’s Board of Directors as Chairman. Glencairn’s current Chairman, Ian McDonald, will remain on the Board of Directors. Peter Marrone commented on the addition of Peter Tagliamonte to the Glencairn team as follows: “As a significant shareholder of Glencairn, we are very pleased that Peter has joined Glencairn as its President and CEO. Peter did a tremendous job bringing the Jacobina mine into production and has the perfect operating skill set to help surface value in Glencairn and from the assets Yamana is selling.”

About La Libertad
La Libertad mine is a producing mine located approximately 110 kilometres due east of Managua, the capital city of Nicaragua. Mining at the Cerro Mojón zone is by open-pit methods utilizing mid-size earth moving equipment. Previous owners of the La Libertad mine constructed eight on-off heap leach pads. Currently, five of the cells are in use but the prospect of converting the on-off leach pads to permanent pads is now under consideration. In 2005, the mine produced a total of 34,000 ounces of gold. The mine has previously been undercapitalized and plagued by maintenance problems and it is Glencairn’s belief that with proper funding and management, the mine could achieve a substantially higher production rate.

Mineral reserves and resources at La Libertad are currently being updated but previous owners had calculated mineral reserves as at December 31, 2004 to be 3.5 million tonnes of proven reserves grading 2.22 grams per tonne of gold containing 247,535 ounces and 3.9 million tonnes of probable reserves grading 1.99 grams per tonne of gold containing 247,581 ounces. The mineral reserve was included in a larger measured and indicated resource of 37.3 million tonnes of measured and indicated resources grading 1.11 grams of gold per tonne, containing 1,327,391 ounces of gold (14.8 million tonnes of measured resources with a grade of 1.19 grams of gold per tonne and 22.5 million tonnes of indicated mineral resources with a grade of 1.05 grams of gold per tonne). Glencairn is in the process of preparing a technical report in accordance with National Instrument 43-101 including an updated estimate of the mineral reserves and resources for the property.

Kerry Knoll commented on the mine’s potential as follows; “Glencairn already operates one gold mine in Nicaragua, and this experience together with our heap leach mine in Costa Rica means we can bring our considerable expertise to bear on this project. We have known La Libertad for many years and recognize that it has been under-funded for some time. With the infusion of capital initiated by Yamana, we believe that La Libertad, based on currently outlined reserves, can sustain production levels in the range of 45,000 to 55,000 ounces of gold per year for at least six or seven years from open pit operations. Plus, there is a significant amount of additional underground and open pit potential. Operational improvements under consideration include the addition of tertiary crushing, an upgrade to the screening circuit and converting to permanent leach pads. Currently, the lack of adequate pad capacity means that the ore is being off-loaded before the leach cycle is completed. The permanent pads, combined with a finer crush size, is expected to optimize recoveries. Further, we understand that there is a significant amount of spent ore grading in the range of 0.8 to 1.2 grams per tonne that can likely be re-processed at attractive costs thereby improving the economics of the project.”

Mr. Evandro Cintra, Vice President, Exploration of Yamana and a “qualified person” within the meaning of National Instrument 43-101 has reviewed and approved the contents of this news release.

About Cerro Quema
The Cerro Quema Project is located on the Azuero Peninsula in Los Santos Province of southwestern Panama, about 45 kilometres southwest of the provincial city of Chitré and about 190 kilometres southwest of Panama City. As at December 31, 2004, proven and probable mineable reserves at Cerro Quema totaled 10.5 million tonnes at an average grade of 1.10 grams per tonne, containing 378,487 ounces of gold. A feasibility study on the La Pava pit was completed by the previous owner in November 2002. It projected production of approximately 60,000 ounces per year over a mine life of four years. The project is similar in many ways to Glencairn’s nearby Bellavista project in Costa Rica, and management intends to utilize the expertise gained during the recent construction there to build Cerro Quema.

Cerro Quema is owned by Minero Cerro Quema S.A., 60% of which is held by RNC (Panama) Limited, a wholly-owned subsidiary of Yamana which Glencairn will acquire in the transaction. The other 40% is currently held by a third party. Glencairn intends to enter into discussions with this third party with respect to developing Cerro Quema.

About Glencairn
Glencairn is a junior gold producer with two mines in Central America. Its recently constructed Bellavista Mine in Costa Rica achieved commercial production in December 2005, more than doubling Glencairn’s gold output, which is now expected to be almost 100,000 ounces annually excluding production from the assets to be acquired from Yamana. Its Limon Mine in Nicaragua has been in production since 1941. Glencairn currently has approximately 173 million shares outstanding.

About Yamana
Yamana is a Canadian gold producer with significant gold production, gold and copper-gold development stage properties, exploration properties, and land positions in Brazil and Central America. Yamana expects to produce gold at intermediate company production levels in 2006 in addition to significant copper production by 2007. Company management plans to continue to build on this base through the advancement of its exploration properties and by targeting other gold consolidation opportunities in Brazil and elsewhere in Latin America.

Conference Call details

A conference call will be held Tuesday, May 30 at 11:00 a.m. To participate, dial 416-641-6134 or, toll free in North America, 1-866-862-3927. The conference call will be archived and available for replay until June 5, 2006, by dialing 416-695-5275 or, toll free in North America, 1-888-509-0081. Use the passcode Glencairn or Yamana. To learn more about Glencairn, visit the website at www.glencairngold.com and for further information on Yamana visit www.yamana.com.

Cautionary Statements
This news release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation, concerning the business, operations and financial performance and condition of each of Yamana and Glencairn. Forward-looking statements include, but are not limited to, statements with respect to estimated production, synergies and financial impact of the proposed transaction; the benefits of the proposed transaction and the development potential of Yamana’s and Glencairn’s properties; the future price of gold and copper; the estimation of mineral reserves and resources; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; capital expenditures; success of exploration activities; permitting time lines and permitting, mining or processing issues; currency exchange rate fluctuations; government regulation of mining operations; environmental risks; unanticipated reclamation expenses; title disputes or claims; and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Yamana and Glencairn to be materially different from those expressed or implied by such forward-looking statements, including but not limited to risks related to: unexpected events during construction, expansion and start-up; variations in ore grade, tonnes mined, crushed or milled; variations in relative amounts of refractory, non-refractory and transition ores; delay or failure to receive board or government approvals; timing and availability of external financing on acceptable terms; the operations of Yamana to be acquired by Glencairn not being integrated successfully or such integration proving more difficult, time consuming or costly than expected; not realizing on the anticipated benefits from the transaction or not realizing on such anticipated benefits within the expected time frame; risks related to international operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic valuations; changes in project parameters as plans continue to be refined; future prices of gold and copper; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in the completion of development or construction activities, as well as those factors discussed in or referred to in the current annual Management’s Discussion and Analysis and current Annual Information Form of each of Yamana and Glencairn filed with the securities regulatory authorities in Canada and available at www.sedar.com, and the Form 40-F of each filed with the United States Securities and Exchange Commission. Although management of each of Yamana and Glencairn has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Neither Yamana nor Glencairn undertakes to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

Readers should refer to the annual information form of Yamana for the year ended December 31, 2005, available at www.sedar.com for further information on La Libertad Mine and the Cerro Quema Project, which information is subject to the qualifications and notes set forth therein.

For further information please contact:

Yamana Gold Inc. Peter Marrone President and Chief Executive Officer +1 416 815 0220 Leslie Powers Director, Investor and Public Relations +1 416 815 0220	Glencairn Gold Corporation Kerry J. Knoll President and Chief Executive Officer +1 416 860 0919 Olav Svela, VP, Investor Relations +1 416 860-0919